PROXY RESULTS (Unaudited)

Cohen & Steers Dividend Majors Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 26, 2012. The description of each proposal and number of shares voted are as follows:

Common Shares
				Shares Voted For	Authority Withheld
To elect Directors:
George Grossman			9,155,587.640		392,700.706
Robert H. Steers		9,206,998.259		341,290.087
C. Edward Ward Jr.		9,185,366.639		362,921.707